WESAVE, INC.

June 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F St NE

Washington, DC 20549

CFTradeandServices@sec.gov

Re:   WeSave, Inc.

Offering Statement on Form 1-A

File No. 024-12085

Qualification Request

Requested Date: June 24, 2024

Requested Time: 11:00 a.m. Eastern Time

Ms. Wall:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, WeSave, Inc. (the “Company”) hereby respectfully requests that the above-referenced Offering Statement on Form 1-A, as amended  (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company, or its legal counsel, J. Martin Tate, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

We request that we be notified of the qualification of the Offering Statement by telephone call to J. Martin Tate of Kunzler Bean & Adamson, at (801) 792-5002.

If you have any questions or comments regarding this qualification request, please direct them to Mr. Tate.

Very truly yours,

/s/ Richard Stewart

Richard Steward

Chief Executive Officer

cc:  J. Martin Tate

Kunzler Bean & Adamson